Mail Stop 3561

May 30, 2006

William Higdon
Chairman of the Board
Southern Iowa BioEnergy LLC
115 South Linden Street
Lamoni, IA 50140

> **Re:** **Southern Iowa BioEnergy LLC**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 17, 2006**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 12, 2006**
> **File No. 333-131775**

Dear Mr. Higdon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 57

1. We note your response to comment 2 of our letter dated May 12, 2006. Please describe the function of and any services provided by the advisory board. Please also disclose any payments made or to be made to members of the advisory board. In addition, in the beneficial ownership table, disclose whether they hold any shares. Finally, please clarify the business experience of Mr. Galloway for the past five years by including the date of inception for the Nodaway Valley Rural Development Group.

Marketing Material

2. We note your response to comment 3 in our letter May 12, 2006. We also note that your marketing materials continue to state that your facility will be built near Lamoni, but the prospectus states that the final site selection will not be made until the close of the offering. Please revise so that your marketing materials do not conflict with the disclosure in the prospectus.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher R. Sackett, Esq.
       Via Fax (515) 283-0231